SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------

                                  FORM 10-QSB

                QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


     For the quarterly period ended:                 Commission File No.:
          September 30, 1997                              000-28198

                             ----------------------

                  CONVERSION TECHNOLOGIES INTERNATIONAL, INC.
       (Exact name of Small Business Issuer as specified in its charter)

     Delaware                                             13-3754366
     (State  or  other  jurisdiction  of             (I.R.S. Employer
     incorporation or organization)                   I.D. Number)

                        3452 Lake Lynda Drive, Suite 280
                             Orlando, Florida 32817
                    (Address of principal executive offices)

                                 (407) 207-5900
                (Issuer's telephone number, including area code)

                           -------------------------

Check whether the issuer: (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                         Yes X        No
                            -----       -----

Indicate the number of shares outstanding of each of the issuer's classes of common equity, as of the latest practicable date: As of October 20, 1997, the Issuer had outstanding 5,539,745 shares of Common Stock, 414,500 shares of Series A Convertible Preferred Stock, 4,639,550 Redeemable Class A Warrants and 3,527,050 Redeemable Class B Warrants.

                 Transactional Small Business Disclosure Format

                         Yes          No X
                            -----       -----

                                    Contents


                                                                     Page
                                                                      No.
                                                                     ----

Part I - Financial Information

  Consolidated Balance Sheets of Conversion Technologies
     International, Inc. and Subsidiaries as of September
     30, 1997 and June 30, 1997....................................    3

  Consolidated Statements of Operations of Conversion Technologies
     International, Inc. and Subsidiaries for the three month
     periods ended September 30, 1997 and 1996.....................    4

  Consolidated Statements of Cash Flows of Conversion Technologies
     International, Inc. and Subsidiaries for the three month
     periods ended September 30, 1997 and 1996.....................    5

  Notes to Consolidated Financial Statements.......................    6

  Management's Discussion and Analysis of Financial Condition and
     Results of Operations.........................................   10


Part II - Other Information.........................................  13

                  Conversion Technologies International, Inc.
                                and Subsidiaries
                          Consolidated Balance Sheets
                                                    September 30,     June 30,
                                                        1997            1997
                                                    -------------    -----------
                                                    (Unaudited)
                    Assets
Cash and cash equivalents                           $   637,506      $   325,092
Accounts receivable, less allowance for
  doubtful accounts of $18,000 at September
  30, 1997 and June 30, 1997                            212,319          146,225
Inventories                                             627,539          521,060
Prepaid expenses and other current assets               161,409          188,525
                                                     -----------     -----------
Total current assets                                  1,638,773        1,180,902

Property, plant and equipment:
  Land                                                   75,000           75,000
   Building and improvements                          1,578,293        1,578,293
   Machinery and equipment                            6,798,419        6,713,599
   Construction in progress                              29,500           29,500
                                                     -----------     -----------
                                                      8,481,212        8,396,392
   Less accumulated depreciation                     (1,654,274)     (1,456,610)
                                                     -----------     -----------
                                                      6,826,938        6,939,782

Deferred finance charges, less accumulated
  amortization of $79,483 and $135,786
  at September 30, 1997 and June 30, 1997
  respectively                                          106,821          443,829
Other noncurrent assets                                  10,191            3,100
Restricted assets
  Project fund                                                               158
  Debt service reserve funds                            454,924          869,153
                                                     -----------     -----------
                                                    $ 9,037,647      $ 9,436,924
                                                     ===========     ===========

 Liabilities and stockholders' equity (deficiency)

Accounts payable                                    $ 1,377,967      $ 1,711,212
Deferred revenue                                        439,948          491,944
Reserve for disposal                                    651,550          713,100
Accrued expenses                                        873,350          858,447
Investment tax credit payable                           235,000          235,000
Current portion of capital lease obligations             35,098           35,495
Current portion of long-term debt                       673,487          530,258
                                                     -----------     -----------
Total current liabilities                             4,286,400        4,575,456

Capital lease obligations, less current portion          33,265           39,414
Long-term debt, less current portion                  2,613,539       10,784,343

Stockholders' equity (deficiency):
   Series A Convertible  Preferred Stock,
   $.001 par value,  authorized 880,000
   shares, issued and outstanding 414,500
   shares at September 30, 1997                             415
   Common Stock,  $.00025 par value,  authorized
   25,000,000 shares,  issued and outstanding
   5,539,745 shares at September 30, 1997 and June
   30, 1997                                               1,385            1,385
   Additional paid-in capital                        27,688,234       24,186,932
   Unearned stock compensation                          (58,185)       (116,369)
   Accumulated deficit                              (25,527,406)    (30,034,237)
                                                     -----------     -----------

Total stockholders' equity (deficiency)               2,104,443      (5,962,289)
                                                     -----------     -----------
                                                    $ 9,037,647      $ 9,436,924
                                                     ===========     ===========
See Accompanying Notes

                Conversion Technologies International, Inc.
                              and Subsidiaries

                   Consolidated Statements of Operations

                                (Unaudited)

                                               For the three months ended
                                                     September 30,
                                                 1997             1996
                                            ---------------- ----------------
Revenue                                      $      325,142   $      344,273

Cost of goods sold                                  685,776        1,206,908
                                            ---------------- ----------------

Gross loss on sales                                (360,634)        (862,635)

Selling, general and administrative                 685,562          557,379
                                            ---------------- ----------------

Loss from operations                             (1,046,196)      (1,420,014)

Interest expense, net                               308,991          230,771
                                            ---------------- ----------------

Loss before extraordinary item                   (1,355,187)      (1,650,785)

Extraordinary item - Gain on
  debt retirement                                 5,862,018
                                            ---------------- ----------------

Net income (loss)                           $     4,506,831  $   (1,650,785)
                                            ================ ================

Loss per common share before
  extraordinary item                        $        (0.28)  $        (0.35)
                                            ================ ================

Net income (loss) per common share          $          0.92  $        (0.35)

Net income per common share assuming full
dilution                                    $          0.76  $            --
                                            ================ ================

See Accompanying Notes.


             Conversion Technologies International, Inc.
                           and Subsidiaries

                Consolidated Statements of Cash Flows

                             (Unaudited)


                                                For the three months
                                                       ended
                                                   September 30,
                                                 1997          1996
                                              ------------  ------------
Operating activities
Loss before extraordinary item                 $(1,355,187) $(1,650,785)
Adjustments to reconcile loss to net cash
  provided by
  (used in) operating activities:                  197,644      339,821
  Depreciation expense                              11,302       13,628
  Amortization of deferred financing costs
  Accrued interest income on marketable
   securities                                                  (26,718)
   Stock compensation expense                       58,184
   Changes is operating assets and liabilities:
     Increase in accounts receivable               (66,094)     (39,463)
     Increase in inventories                      (106,479)     (86,945)
     Decrease (increase) in other current
     assets                                         27,116     (116,225)
     Increase in other noncurrent assets            (7,091)     (59,723)
     Increase(decrease)in deferred revenue         (51,996)       10,073
     Decrease in accounts payable, reserve
     for disposal and other accrued expenses      (379,892)    (327,749)
                                                -----------  -----------
Net cash used in operating activities           (1,672,473)  (1,944,086)

Investing activities
Issuance of notes receivable                                   (250,000)
Capital expenditures                               (84,820)    (706,569)
                                                -----------  -----------
Net cash used in investing activities              (84,820)    (956,569)

Financing activities
Decrease in deferred finance charges                 1,750
Issuance of notes payable                          500,000
Issuance of long-term debt                                        8,282
Payment of notes payable                          (500,000)
Decrease in restricted assets                      220,361       56,686
Principal payments on long-term debt            (1,647,575)    (112,751)
Principal payments under capital lease
  obligations                                       (6,546)     (39,939)
Issuance of Series A Preferred Stock             3,501,717
                                                -----------  -----------
Net cash provided by (used in) financing
activities                                       2,069,707      (87,722)
                                                -----------  -----------

Increase (decrease) in cash and cash
equivalents                                       312,414    (2,988,377)
Cash and cash equivalents at beginning of
  period                                          325,092     4,539,464
                                              ------------  -----------
Cash and cash equivalents at end of period    $   637,506    $1,551,087
                                              ============ ============

Supplemental disclosure of cash flow
  information
Interest paid                                 $   270,323   $   470,765
                                              ============ ============

See Accompanying Notes.

                  Conversion Technologies International, Inc.
                                and Subsidiaries

                   Notes to Consolidated Financial Statements

                               September 30, 1997

                                  (Unaudited)

1.   Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-QSB. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of the financial position, results of operations and cash flows for the interim periods presented have been included. These consolidated financial statements should be read in conjunction with the consolidated financial statements and related notes for the fiscal year ended June 30, 1997 included in the Company's annual report on Form 10-KSB.

2.   Inventories

Inventories are valued at the lower of cost or market, with cost determined by the first-in, first-out (FIFO) method.

Inventories consisted of the following:

                                       September 30, 1997  June 30, 1997
                                       ------------------  -------------
            Raw materials                 $   86,954       $   61,949
            Work-in-process                   94,295          111,961
            Finished goods                   446,290          347,150
                                             -------          -------
                                           $ 627,539        $ 521,060
                                             =======          =======

3.   Revenue Recognition

The Company derives most of its revenue from a combination of fees charged to accept waste materials and from the sale of its products. Revenue recognition of the fees charged to accept the waste material is deferred until the material is placed through the conversion process.

For the three months ended September 30, 1997, 89.6% of the Company's revenue was derived from four major customers. Revenue generated from each of these customers amounted to $160,856, $52,266, $41,607, and $36,442 which represents 49.5%, 16.1%, 12.8%, and 11.2% of total revenue, respectively. For the three months ended September 30, 1996, 70.4% of the Company's revenue was derived from three major customers. Revenue generated from each of these customers amounted to $145,343, $62,039, and $34,979 which represents 42.2%, 18.0%, and 10.2% of total revenue, respectively.

4.   Reserve for Disposal

Dunkirk International Glass and Ceramics Corporation ("Dunkirk"), the wholly-owned subsidiary of the Company, began accepting waste materials (primarily CRT glass) in early 1994. Upon accepting the waste materials, Dunkirk established a reserve for the potential disposal costs for the waste materials accepted, in the event that the conversion processes being developed were not successful. From July 1, 1996 to September 30, 1996, the Company increased the reserve by approximately $14,000. From July 1, 1997 to September 30, 1997, the Company decreased the reserve by approximately $62,000. The increases/decreases in the reserve, which substantially resulted from changes in the volume of inventory, have been charged/credited against operations. The Company intends to adjust the reserve when the conversion processes prove commercially successful.

5.   Net Income (Loss) Per Common Share

The net income (loss) per common share is based on the net income (loss) for the three-month period, divided by the weighted average number of common shares outstanding during the period (excluding 740,559 common shares that were deposited into escrow in connection with the Company's initial public offering, and including 1,023,054 shares of the Company's common stock into which the Company's Series A Preferred Stock was converted upon the closing of the initial public offering). Common Stock equivalents such as stock options and warrants are included when their effect is not anti-dilutive. The weighted average number of common shares outstanding at September 30, 1997 and 1996 was 4,874,695 and 4,709,186, respectively. The weighted average number of fully diluted common shares outstanding at September 30, 1997 was 5,961,498.

6.   Commitments and Contingencies

The Company is a party to litigation commenced by the Company in the Supreme Court of New York, County of Chautauqua, against a general contractor hired to construct an improved abrasives finishing area, which was a part of the Company's capital expansion program. The contractor commenced work in April 1995, but was asked to stop work in November 1995 following significant cost overruns, problems and delays in construction and disputes with the Company over the scope of the work to be performed by the contractor. The Company has served the contractor with its complaint, alleging, among other things, breach of contract, fraud and defamation, and seeks damages in excess of $1,000,000. The contractor has served an answer with affirmative defenses and counterclaims against the Company for breach of contract. The aggregate amount of the claims by the contractor against the Company is $483,000 plus interest. The Company does not believe that there will be a material adverse outcome in the foregoing dispute.

7.   Capital Stock

In August and September 1997, the Company sold 414,500 shares of Series A Preferred Stock (the "Preferred Stock") under a placement agency agreement for the private placement of the Preferred Stock. The net proceeds to the Company were $3,501,717 after deducting the placement agent commissions and expenses and other transaction expenses. The private placement consists of a minimum of 300,000 and a maximum of 500,000 shares of stock with an option for the placement agent to sell up to an additional 300,000 shares to cover over-allotments, if any, with a par value of $.001 per share and a stated value of $10 per share. Each share of Preferred Stock is initially convertible into eight shares of common stock at a conversion price of $1.25 per share, subject to adjustment based on the lesser of $1.25 and the prevailing average market price of the common stock immediately preceding any subsequent closing, if any. Commencing 12 months from the final closing of the private placement, the holders of the Preferred Stock are entitled to receive dividends payable in cash, or at the option of the Company, in additional shares of Preferred Stock at the rate of 10% per annum. The placement agent is entitled to receive a cash commission of 9% and a non-accountable expense allowance of 4% of the gross proceeds. The placement agent is also entitled to receive warrants to purchase shares of the Company's Preferred Stock equal to 10% of the total shares issued at an exercise price equal to 110% of the offering price of such shares.

In July and August 1997, the Company borrowed and repaid a total of $500,000 for working capital purposes, and in connection therewith, issued warrants to purchase 100,000 shares of Common Stock at an exercise price equal to $1 5/16.

In August 1997, the Company's Board of Directors authorized an increase of the authorized number of common shares of up to a minimum of 40 million shares and a maximum of 60 million shares, subject to the approval of the Company's stockholders.

8.   Extraordinary Item

In September 1997, the holders of Dunkirk's $8,000,000 Chautauqua County Industrial Development Agency Solid Waste Disposal Facility Bonds (the "IDA Bonds") retired the IDA Bonds in exchange for a cash payment of $1,620,000 and the balance of the related debt service reserve fund of $194,000. The cash payment was made utilizing proceeds from the private placement discussed in Note 7 above. This retirement results in a net pretax gain to the Company of approximately $5,862,000 which is reported as an Extraordinary Item. To the extent that Dunkirk is deemed to be insolvent immediately prior to such repayment by an amount which equals or exceeds the amount of debt forgiveness, the Company will not recognize taxable income from such repayment; however, certain of Dunkirk's tax attributes (such as net operating loss carryforwards ("NOLs")) would be subject to reduction and would not be available to offset future income from operations, if any. For this purpose, the amount of insolvency is defined to be the excess of Dunkirk's liabilities over the fair value of its assets. An independent appraisal of the fair value of Dunkirk's assets has not been completed at this time to determine Dunkirk's solvency; however, the Company believes that Dunkirk was insolvent at the time of repayment, and accordingly has not recorded a tax provision on the Extraordinary Item. If Dunkirk is deemed to be solvent immediately prior to the time of the repayment, the Company will recognize taxable income for the debt forgiveness in its tax year ending June 30, 1998. The amount of such income may be offset by NOLs, subject to possible limitations as discussed below. Even if sufficient NOLs were available to offset such taxable income after such limitations, the Company may still be subject to alternative minimum tax.

The Company has federal NOLs that amounted to approximately $20.6 million at June 30, 1997, which expire between 2006 and 2012. Pursuant to Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"), utilization of NOLs is limited if there has been a change in control (ownership) of the Company. Although a comprehensive evaluation has not yet been performed, it is likely that due to prior shifts in ownership (the Dunkirk merger and the completion of the IPO) and the current shifts in ownership (the Preferred Stock offering), the Company's ability to utilize its NOLs could be severely limited.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Three Months Ended September 30, 1997 Compared to
Three Months Ended September 30, 1996

Consolidated revenues for the three months ended September 30, 1997 were approximately $325,000, consisting primarily of CRT glass recycling fees and approximately $67,000 of ALUMAGLASS(TM) sales. For the same three-month period of 1996, the Company's consolidated revenues were approximately $344,000, of which approximately $65,000 was from sales of ALUMAGLASS and the remainder was CRT recycling fees.

The net change in cost of goods sold for the three months ended September 30, 1997 versus the same prior year period, a decrease of $521,000 despite the almost same sales volume, reflects a number of factors, including (i) a $76,000 net decrease in the non-cash charge associated with the reserve for potential disposal costs of raw materials (a $62,000 decrease in the reserve for the three months ended September 30, 1997 as a result of a decrease in certain raw material inventories as compared with a $14,000 increase in the reserve for the three months ended September 30, 1996, during which such inventories increased),
(ii) a decrease of $470,000 as a result of discontinuing the melter operations and writing-off the assets associated therewith during the fourth quarter of Fiscal 1997, (iii) a decrease of $105,000 due to the reduced level of operations in the abrasives finishing department, and (iv) an increase of $168,000 from the start-up of the decorative particles operations.

As a consequence of the above revenue and cost changes, the Company's gross margin improved to a loss of approximately $361,000 for the three months ended September 30, 1997 from a loss of approximately $863,000 for the same period of 1996.

Selling, general and administrative expenses of approximately $686,000 for the three months ended September 30, 1997 compare with approximately $557,000 for the same 1996 period. This increase reflects approximately $63,000 in compensation expenses relating to capital stock and approximately $60,000 in higher accounting and audit costs.

Net interest expense increased to approximately $309,000 for the three months ended September 30, 1997 from approximately $231,000 for the same prior year period. This cost increase reflects an approximate $78,000 decrease in interest income on cash received from the Company's initial public offering.

Liquidity and Capital Resources

The Company's business is capital intensive. The Company has funded its operations principally from debt financing, the private placement of shares of Series A Convertible Preferred Stock (the "Preferred Stock") and the proceeds of the Company's initial public offering. At September 30, 1997, the Company had approximately $3,287,000 in principal amount of long-term indebtedness (excluding capital lease obligations) and net working capital deficiency of approximately $2,648,000. As of September 30, 1997, the Company had cash and cash equivalents of approximately $637,500.

In August and September 1997, the Company raised aggregate gross proceeds of $4,145,000 in a private placement of Preferred Stock. An aggregate of 414,500 shares of Preferred Stock were issued. Each share of Preferred Stock is initially convertible into eight shares of Common Stock at a conversion price of $1.25 per share, subject to adjustment based on the lesser of $1.25 and the prevailing average market price of the Common Stock immediately preceding any subsequent closing, if any. The maximum amount of such offering, including gross proceeds received to date, would result in gross proceeds of $5,000,000 ($8,000,000 if the Placement Agent's over-allotment option is exercised in full), although there can be no assurance that any additional closings under the offering will occur.

The Company received net proceeds of $3,501,717 from the placement of the Preferred Stock (after deducting the placement agent's commissions and non-accountable expense allowance and other transaction expenses). Of such net proceeds, $1,620,000 was used to redeem the IDA Bonds and $500,000 plus accrued interest was used to repay the 1997 Bridge Loan, with the remainder to be used for general working capital purposes, including accrued payables.

In July and August 1997, the Company borrowed an aggregate of $500,000 which was used for general working capital purposes (the "1997 Bridge Loan"). On September 8, 1997, the 1997 Bridge Loan was repaid, together with accrued interest at the rate of 12% per annum, out of the proceeds of the Preferred Stock placement. In connection with the 1997 Bridge Loan, the Company issued warrants to purchase 100,000 shares of Common Stock at an exercise price equal to $1 5/16 per share.

In September 1997, the $8,000,000 principal amount of IDA Bonds were redeemed in full in exchange for a cash payment of $1,620,000 and Dunkirk's forfeiture of its interest in a related debt service reserve fund (which had a then current balance of approximately $194,000).

In July 1997, ESDC agreed to honor its guarantee of approximately $1,888,000 outstanding principal amount of term loans owing by the Company's Dunkirk subsidiary to Key Bank, and ESDC is in the process of assuming from Key Bank, and Key Bank is assigning to ESDC, such loans. ESDC has agreed to defer all interest and principal payments due under the loans through January 1, 1998 until the maturity date of the loans, with interest continuing to accrue on such deferred amounts payable at maturity. ESDC has also agreed to allow Dunkirk to reduce the principal amount of such loans by the amount of a debt service reserve fund (the balance at September 30, 1997 was $454,924) that will be forfeited by Dunkirk.

As of September 30, 1997, the Company had approximately $3,287,000 in principal amount of long-term indebtedness (excluding capital lease obligations), consisting of (i) approximately $1,888,000 outstanding principal amount under the Key Bank term loans guaranteed by ESDC, which loans bear interest at the prime rate and are payable in monthly installments through December 2001 (subject to the deferral through January 1, 1998 described above),
(ii) approximately $695,000 aggregate outstanding principal amount under various mortgage and secured equipment loans and (iii) approximately $704,000 aggregate outstanding principal amount under subordinated indebtedness from certain of the Company's CRT glass customers who provided financial assistance to the Company during its start-up phase. The Company's long-term indebtedness is secured by liens on its fixed assets. The Company's long-term indebtedness has been used to finance its facility, equipment and related capital expenditures. Certain of the agreements related to such long-term indebtedness contain customary covenants and default provisions.

The Company's capital lease payments were approximately $7,000 for the three months ended September 30, 1997 and are estimated to be approximately $41,000, $27,000 and $23,000 for the fiscal years ending June 30, 1998, 1999 and 2000, respectively, under current commitments. The Company's utility expenses average approximately $35,000 per month at its current level of operations.

The Company's base annual fixed expenses include approximately $447,000 in aggregate annual base compensation for the current executive officers of the Company and debt service obligations relating to the Company's outstanding indebtedness, which are estimated to aggregate approximately $489,000 for the fiscal year ending June 30, 1998, excluding capital lease obligations.

The Company has federal net operating loss carryforwards that amounted to approximately $20.6 million at June 30, 1997, which expire between 2006 and 2012. Pursuant to Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"), utilization of net operating loss carryforwards is limited if there has been a change in control (ownership) of the Company. Although a comprehensive evaluation has not yet been performed, it is likely that due to prior shifts in ownership (the Dunkirk merger and the completion of the IPO) and the current shifts in ownership (the Preferred Stock offering), the Company's ability to utilize its net operating loss carryforwards could be severely limited.

This Form  10-QSB  contains  forward-looking  statements  within the  meaning of
Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include risks and uncertainties, including, but not limited to: (i) the risk that the Company's marketing efforts with respect to its abrasives, decorative particles and other products will not result in increased sales and that the Company will continue to experience substantial losses from operations, (ii) the risk that the Company will require additional financing prior to achieving positive cash flow from operations and that it may not be able to obtain such financing on terms acceptable to the Company or at all, (iii) the risk that the redemption of the IDA Bonds or removal of non-productive assets from service will result in taxable income to the Company or otherwise create tax or tax-related obligations of the Company the result of which could reduce the Company's net operating loss carry-forwards and/or, depending on the amount of such taxable income, if any, result in the Company being required to satisfy such obligations out of its available cash, at a time when such obligations could exceed the Company's available cash, (iv) the risk that the Company will experience interruptions in its manufacturing operations which will delay shipments or result in lost business, (v) risks associated with retaining and attracting key personnel, (vi) the risk that the Company will lose key CRT customers prior to obtaining increased sales of its abrasives and other products, (vii) risks associated with being able to obtain requisite supplies of raw materials for its products, (viii) risks associated with its ability to protect its intellectual property and proprietary rights, (ix) risks associated with the failure to comply with applicable environmental laws and regulations and (x) the risk that the Company will not be able to continue to satisfy the minimum maintenance requirements for continued listing on the Nasdaq SmallCap Market .


                          Part II - Other Information


Item 1. Legal Proceedings

See Note 6 of Notes to Consolidated Financial Statements above.

Item 2. Changes in Securities and Use of Proceeds

As previously disclosed by the Company in a Report on Form 8-K, dated September 8, 1997, on August 29, 1997 and September 8, 1997, the Company sold, pursuant to a private placement, an aggregate 414,500 shares of Preferred Stock for aggregate gross proceeds of $4,145,000 (the "Private Placement"). The Preferred Stock was sold pursuant to an exemption from registration pursuant to Regulation D, promulgated under the Securities Act of 1933, as amended (the "Securities Act"). In connection with the sale of the Preferred Stock, the Company did not conduct any general advertisement or solicitation; each purchaser of the Preferred Stock represented that, among other things, the purchaser was an "accredited investor" as that term is defined in Regulation D and the purchaser was purchasing the shares of Preferred Stock for investment and not with a view to distribution. Appropriate legends were affixed to the certificates representing the Preferred Stock. Paramount Capital, Inc. acted as a placement agent in the Private Placement and received an aggregate placement fee of $373,050, and an expense reimbursement of $165,800.

Each share of Preferred Stock is initially convertible into eight shares of Common Stock at a conversion price of $1.25 per share, subject to adjustment based on the lesser of $1.25 and the prevailing average market price of the Common Stock immediately preceding any subsequent sale of Preferred Stock, if any. The holders of the Preferred Stock are entitled to the number of votes equal to the number of shares of Common Stock of the Company into which such shares of Preferred Stock are convertible, and are entitled to vote together with the holders of the Common Stock.

The holders of the Preferred Stock are also entitled to certain voting rights not shared by the holders of the Common Stock, so long as a majority of the Preferred Stock sold in the Private Placement remain outstanding. The affirmative vote of the holders of at least two-thirds of the Preferred Stock will be required for (i) the issuance of securities senior to or on a parity with the Preferred Stock with respect to dividends, voting or liquidation, (ii) any alterations to the rights of the Preferred Stock, (iii) a liquidation, dissolution or sale of substantially all of the assets of the Company, (iv) the incurrence of over $100,000 of indebtedness (other than borrowings under working capital lines of credit), and (v) the repurchase of any of the securities of the Company. In addition, the holders of the Preferred Stock are entitled to a liquidation preference in an amount per share equal to $13.50 plus declared and/or accrued but unpaid dividends, if any. Finally, the holders of the preferred stock are entitled to dividends, payable in cash or in kind, at an annual rate of 10% beginning one year after the final closing of the Private Placement. The Company must pay such dividend prior to any dividend declared on the Common Stock (For a detailed description of the terms of the Preferred Stock, see the Certificate of Designation of

Series A Convertible Preferred Stock, which was filed as an exhibit to the Company's Annual Report on Form 10-KSB for the year ended June 30, 1997).

Item 3. Defaults Upon Senior Securities.

Dunkirk International Glass and Ceramics Corporation ("Dunkirk"), a wholly-owned subsidiary of the Company, is obligated with respect to $1,888,000 outstanding aggregate principal amount of equipment term notes issued in December 1994 and January 1995 to Key Bank of New York ("Key Bank"), which were guaranteed by the Empire State Development Corporation/Job Development Authority ("ESDC"). In June 1997, Key Bank and ESDC commenced discussions relating to ESDC's guarantee and assumption of such loans from Key Bank. In July 1997, ESDC agreed to honor its guarantee of such loans and assume such loans from ESDC. Dunkirk was in payment default in the amount of approximately $113,000 under the Key Bank loan during the period from July 1997 through August 1997, which default was waived by Key Bank on August 28, 1997. Such amount, together with all interest and principal payments due under the loans through January 1, 1998, have been deferred by ESDC until the maturity date of the notes, with interest continuing to accrue on such deferred amounts payable at maturity. Accordingly, Dunkirk is not currently in arrears with respect to such loan.

Item 4. Submission of Matters to a Vote of Security Holders

None.

Item 5. Other Information

None.

Item 6. Exhibits and Reports on Form 8-K

     Exhibits
     --------

     11   Computation of per share earnings.

     27   Financial Data Schedule.

     Form 8-K
     --------

          The Company filed a Report on Form 8-K, dated September 8, 1997, with respect to Item 5 therein.


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


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     CONVERSION TECHNOLOGIES INTERNATIONAL, INC.



Dated: October 24, 1997              /s/ William L. Amt
                                     -------------------------------------------
                                     William L. Amt
                                     President and Chief
                                     Executive Officer
                                     (principal executive officer)


Dated: October 24, 1997              /s/ John G. Murchie
                                     -------------------------------------------
                                     John G. Murchie
                                     Controller (principal accounting officer)


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